Exhibit 99.1

IDREAMSKY TECHNOLOGY LIMITED ENTERS INTO DEFINITIVE MERGER AGREEMENT FOR GOING PRIVATE TRANSACTION

SHENZHEN, China, December 31, 2015 (GLOBE NEWSWIRE) — iDreamSky Technology Limited (“iDreamSky” or the “Company”) (NASDAQ: DSKY), China’s leading independent mobile game publishing platform, today announced that it has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Dream Investment Holdings Limited (“Parent”) and Dream Merger Sub Limited (“Merger Sub”), a wholly-owned subsidiary of Parent.

Pursuant to the Merger Agreement, at the effective time of the merger, a consortium of management and investors will through Parent acquire the Company for a cash consideration equal to US$3.50 per Class A and Class B ordinary share of the Company (each, a “Share”) or US$14.00 per American depositary share of the Company, on the basis that each American depositary share represents four Class A ordinary shares (each, an “ADS”). This amount represents a premium of 39.8% to the volume-weighted average closing price of the Company’s ADSs during the 60 trading days prior to June 12, 2015, the last trading day prior to June 15, 2015, the date that the Company announced it had received a “going-private” proposal.

The consortium is led by Mr. Michael Xiangyu Chen, chief executive officer and chairman of the board of directors of the Company and Mr. Anfernee Song Guan, chief technology officer and a director of the Company, together with certain rollover securityholders (the “Rollover Securityholders”) and new investors, including, among others, V Capital, Prometheus Capital, Legend Capital, We Capital, Star VC or their affiliated entities.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the merger, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent, and each of the Shares (including Shares represented by ADSs) issued and outstanding immediately prior to the effective time of the merger will be cancelled and cease to exist in exchange for the right to receive US$3.50 per Share or US$14.00 per ADS, in each case, in cash, without interest and net of any applicable withholding taxes, except for (i) Shares held by Rollover Securityholders, (ii) Shares (including Shares represented by ADSs) owned by Dream Technology Holdings Limited (“Holdco”), Parent, Merger Sub or the Company (as treasury shares, if any) or by any direct or indirect wholly-owned subsidiary of Holdco, Parent, Merger Sub or the Company, and any Shares (including Shares represented by ADSs) reserved (but not yet allocated) by the Company for settlement upon exercise or vesting of any Company share awards, and (iii) Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the merger pursuant to Section 238 of the Companies Law of the Cayman Islands, which Shares will be cancelled at the effective time of the merger for the right to receive the fair value of such Shares determined in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands.

The Company’s board of directors, acting upon the unanimous recommendation of the special committee formed by the board of directors (the “Special Committee”), approved the Merger Agreement, and resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement and the merger. The Special Committee, which is composed solely of independent directors of the Company who are unaffiliated with Parent, Merger Sub or any member of the consortium or management of the Company, exclusively negotiated the terms of the Merger Agreement with the consortium with the assistance of its independent financial and legal advisors.

The merger, which is currently expected to close during the second quarter of 2016, is subject to various closing conditions, including a condition that the Merger Agreement be authorized and approved by an affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at an extraordinary general meeting of the Company’s shareholders.

Pursuant to a support agreement entered among Parent, Rollover Securityholders, and certain other existing shareholders of the Company (together with the Rollover Securityholders, the “Supporting Securityholders”), the Supporting Securityholders have agreed to vote all the Shares and ADSs beneficially owned by them, any Company Restricted Shares and/or Company Options held by them and any other Shares and/or Company restricted shares acquired (whether beneficially or of record) by them after the date of the Merger Agreement and prior to the earlier of the Effective Time and the termination of the Merger Agreement in accordance with its terms, in favor of the authorization and approval of the Merger Agreement and the merger. If completed, the merger will result in the Company becoming a privately-held company and its ADSs will no longer be listed on The NASDAQ Select Global Market.

The consortium intends to fund the merger through a combination of (a) rollover financing from the Rollover Securityholders of 73,418,670 Shares, (b) equity financing provided by certain investors of the consortium in an aggregate amount equal to approximately US$229,914,969 pursuant to equity commitment letters, and (c) debt financing arranged by Shanghai Pudong Development Bank Co., Ltd., Shanghai Branch (the “Lender”) in an aggregate amount of US$161,000,000 pursuant to a debt commitment letter issued by the Lender.

The Company will prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) a Schedule 13E-3 transaction statement, which will include a proxy statement of the Company. The Schedule 13E-3 will include a description of the Merger Agreement and contain other important information about the merger, the Company and the other participants in the merger.

Duff & Phelps, LLC is serving as the financial advisor to the Special Committee, Shearman & Sterling LLP is serving as U.S. legal counsel to the Special Committee, and Maples and Calder is serving as Cayman Islands legal counsel to the Special Committee. Hogan Lovells is serving as the legal counsel to Duff & Phelps.

Kirkland & Ellis is serving as U.S. legal counsel to the consortium, Walkers is serving as Cayman Islands legal counsel to the consortium, and China Renaissance Securities (Hong Kong) Limited is serving as the financial advisor to the consortium.

Additional Information about the Merger

In connection with the proposed merger, the Company will prepare and mail a proxy statement that will include a copy of the Merger Agreement to its shareholders. In addition, certain participants in the proposed merger will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement that will include the Company’s proxy statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the proposed merger and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, these documents can be obtained, without charge, by contacting the Company at the following address and/or phone number:

16/F, A3 Building, Kexing Science Park

15 Keyuan Road North, Nanshan District

Shenzhen, Guangdong, 518057

People’s Republic of China

+86-755-8657-7491

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from its shareholders with respect to the proposed merger. Information regarding the persons or entities who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the proposed merger when it is filed with the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other materials that may be filed or furnished with the SEC should the proposed merger proceed.

About iDreamSky

iDreamSky Technology Limited (NASDAQ: DSKY) was the largest independent mobile game publishing platform in China based on the number of active users in the second quarter of 2015, according to Analysys International, an independent market research firm. The Company believes that it has redefined the role of a game publisher by redesigning and optimizing third-party games and delivering them to users through its proprietary distribution channels as part of its broader publishing solution. Well-known international mobile game developers grant the Company access to the source codes of their games, allowing for greater control and efficiency in redesigning their games for the China market. The Company distributes these games through both its proprietary distribution channels and third-party channels, such as app stores and device pre-installations. The Company also operates games as a service, where the Company offers live game services and gains user insights through its multi-dimensional data analysis engine to drive ongoing game optimization and monetization. For more information, please visit http://ir.idreamsky.com

Safe Harbor and Informational Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Risks, uncertainties and assumptions include: uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the expected timing of the completion of the merger; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

iDreamSky Contact:

For investor and media inquiries, please contact:

Ms. Cherie Wan

iDreamSky Technology Limited

Phone: +86-755-8657-7491

E-mail: ir@idreamsky.com

Vera Tang

ICR, Inc.

Tel: +1 646-450-5180

Email: ir@idreamsky.com